UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 380th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A. HELD ON JULY 28, 2020

1. DATE, TIME AND PLACE: July 28, 2020, at 7 p.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2. ATTENDANCE: The call was made pursuant to the Company’s Bylaws. The members of the Company's Board of Directors, who sign these minutes, were present, therefore having a quorum under the terms of the Bylaws. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, was present as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. RESOLUTIONS AND DELIBERATIONS: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. PROGRAM FOR THE BUYBACK OF SHARES ISSUED BY THE COMPANY: Having analyzed the market conditions, the administration considered appropriate to approve a program for the buyback of common and preferred shares issued by the Company ("Program").

Therefore, the Board of Directors, pursuant to article 17, item XV of Bylaws, unanimously approved a new Program, in accordance with CVM Instruction No. 567, from September 17, 2015 ("ICVM 567"), which was authorized as follows:

(i) Program Objective: acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company’s capital allocation.

(ii) Resources: the share buybacks will be made through the use of the capital reserve balance constant in the last Interim Financial Statements published on June 30, 2020 (R$ 1.165 billion), except the reserves referred to in Article 7, § 1, of ICVM 567.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 380th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A. HELD ON JULY 28, 2020

(iii) Deadline: beginning from the date of the Board of Directors' resolution, shall remain in force up to January 27, 2022, and the acquisitions will be made in Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) at market prices, observing the legal limits.

(iv) Number of Shares to be acquired: up to a maximum of 583,558 common shares and 37,736,954 preferred shares.

(v) Number of Outstanding Shares: 31,610,941 common shares and 415,117,308 preferred shares; pursuant to the Article 8, section I, § 3 of ICVM 567.

(vi) Intermediary Financial Institutions: the operation will be performed through the following financial institutions: (i) Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1.450, 7th floor – São Paulo/SP, (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered at Av. Brig. Faria Lima, 347, 15th floor – São Paulo/SP, (iii) Itaú Corretora de Valores S.A., headquartered at Av. Brig. Faria Lima, 3.500, 3rd floor – São Paulo/SP e (iv) Santander Corretora de Câmbio e Valores Mobiliários S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2.235, 24th floor – São Paulo/SP.

Finally, pursuant to Article 5 of ICVM 567, the members of the Company's Board of Directors provided the information contained in Annex I to these minutes the members of the Board of Directors authorized the Executive Board to take all actions necessary for the full execution of the Program.

5. CLOSING: With no further business to discuss, the Chairman of the Board of Directors declared the meeting closed and these minutes were drawn up. São Paulo, July 28, 2020. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Juan Carlos Ros Brugueras; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 380th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A. HELD ON JULY 28, 2020

I hereby certify that this is a faithful copy of the minutes of the 380th meeting of the Board of Directors of Telefônica Brasil S.A., held on July 28, 2020, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 380th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A. HELD ON JULY 28, 2020

Annex I

Annex 30-XXXVI of the CVM Instruction No. 480/09, as amended

Trading of Shares Issued by the Company

1. Justify in detail the purpose and expected economic effects of the operation:

The program for the buyback of shares issued by Telefônica Brasil S.A. ("Company") approved at the meeting of the Board of Directors held on July 28, 2020 aims to acquire common and preferred shares issued by the Company for subsequent cancellation, sale or hold in treasury, without capital stock reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company's capital allocation

2. Inform the number of shares (i) outstanding and (ii) already held in treasury:

The amount of Company's shares (i) outstanding is 31,610,941 common shares and 415,117,308 preferred shares, pursuant to the Article 8, item I, § 3 of CVM Instruction No. 567, of September 17, 2015 ("ICVM 567"); and (ii) held in treasury is 2,290,164 common shares and 983 preferred shares.

3. Inform the number of shares that may be acquired or disposed of:

To a maximum of 583,558 common shares and 37,736,954 preferred shares.

4. Describe the main characteristics of the derivative instruments that the company were to use, if any:

Not applicable.

5. Describe, if any, any existing agreements or voting instructions between the company and the counterparty of operations:

Not applicable.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 380th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A. HELD ON JULY 28, 2020

6. In the case of transactions carried out in organized securities markets, inform: a. the maximum price (minimum) for which the shares will be acquired (sold); and b. if applicable, the reasons to perform the operation at prices more than 10% (ten percent) higher, in the case of purchase, or more than 10% (ten percent) lower, in the case of sale, than the average price, weighted by volume, within ten (10) trading days prior:

Not applicable.

7. Inform, if any, the impacts that the trading will have on the composition of the shareholding control or management structure of the corporation:

Not applicable.

8. Identify counterparties, if known, and, in the case of related party company, as defined by accounting rules that address this matter, provide the information required by art. 8 of CVM Instruction No. 481, of December 17, 2009:

Not applicable.

9. State the allocation of resources earned, if any:

In case of disposal of the shares acquired within the program, the allocation of funds will be decided in due course, when there will be proper communication to the market.

10. State the deadline for the settlement of authorized operations:

Beginning from the date of the Board of Directors' resolution, shall remain in force up to January 27, 2022, and the acquisitions will be made in Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) at market prices, observing the legal limits.

11. Identify institutions that act as intermediaries, if any:

The operation will be performed through the following financial institutions: (i) Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1.450, 7th floor – São Paulo/SP, (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered at Av. Brig. Faria Lima, 347, 15th floor – São Paulo/SP, (iii) Itaú Corretora de Valores S.A., headquartered at Av. Brig. Faria Lima,

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 380th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A. HELD ON JULY 28, 2020

3.500, 3rd floor – São Paulo/SP e (iv) Santander Corretora de Câmbio e Valores Mobiliários S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2.235, 24th floor – São Paulo/SP.

12. Specify the resources to be used, according to art. 7, § 1, of CVM Instruction No. 567, of September 17, 2015:

The resources from the capital reserve balance will be used: R$ 1.165 billion as the Interim Financial Statements based on June 30, 2020. This figure already excludes the reserves referred to in Article 7, § 1, of CVM Instruction 567.

13. Specify the reasons why members of the board of directors are comfortable that the share buyback shall not affect the fulfillment of obligations to creditors or the payment of mandatory dividends, fixed or minimum:

According to the Interim Financial Statements based on June 30, 2020, the Company's cash is R$ 8.2 billion. For illustrative purposes, in the event of a possible repurchase using all 38,320,512 shares, the amount that would be allocated to perform the operation would amount to R$ 1.9 billion approximately, corresponding to less than 22.9% of the Company's cash.

The Board of Directors of the Company believes the Company's current financial position, its capital structure, as well as its high capacity for cash generation and its low level of debt give it flexibility and sufficient financial capacity to implement the share buyback under this program by applying available resources without prejudice to its ability to fulfillment of the obligations to creditors, as well as the payment of mandatory fixed or minimum dividends.

* * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 28, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director